AEP Texas Central Company
1 Riverside Plaza
Columbus, Ohio 43215

AEP Texas Central Transition Funding III LLC
539 North Carancahua St, Suite 1700
Corpus Christi, Texas 78401

February 27, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AEP Texas Central Company
AEP Texas Central Transition Funding III LLC
Registration Statement on Form S-3
File Nos. 333-179092 and 333-179092-01

Ladies and Gentlemen:

AEP Texas Central Company and AEP Texas Central Transition Funding III LLC (collectively, the "Registrants") jointly filed the above-referenced Registration Statement on January 19, 2012 and filed a Pre-Effective Amendment No. 1 to the Registration Statement (the "Amendment") on February 27, 2012.

The Registrants respectfully request that the Securities and Exchange Commission (the "Commission") accelerate the effectiveness of the above-referenced Registration Statement, as amended by the Amendment (the "Amended Registration Statement"), and permit the Amended Registration Statement to become effective as of 5:00 pm. Eastern Time on February 29, 2012 or as soon thereafter as practicable. Pursuant to Rule 460 under the Securities Act, please be advised that no distribution of the preliminary prospectus forming part of the Amended Registration Statement was made. Please also be advised that the Registrants do not intend to rely on Rule 430A under the Securities Act in connection with the first offering under the Amended Registration Statement.

In connection with this request, the Registrants acknowledge that:

•
Should the Commission or the staff, acting pursuant to delegated authority, declare the Amended Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Amended Registration Statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amended Registration Statement effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the Amended Registration Statement; and

•	The Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AEP TEXAS CENTRAL COMPANY

By:	/s/ Charles E. Zebula
Name: Charles E. Zebula
Title: Treasurer

AEP TEXAS CENTRAL TRANSITION FUNDING III LLC

By:	/s/ Charles E. Zebula
Name: Charles E. Zebula
Title: Treasurer

Acceleration Request